1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

January 17, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey and Ms. Lauren Hamilton

Re:	UBS Series Funds (“Registrant”)

Response to comments on the Information Statement/Prospectus (the “Information Statement/Prospectus”) and statement of additional information (“SAI”) filed on Form N-14 on December 18, 2023 (Securities Act File No. 333-276127)

Dear Mses. Dubey and Hamilton:

This letter responds to comments on the Information Statement/Prospectus and SAI with respect to the proposed reorganizations as shown below that the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) provided in a telephonic discussion with Anu Dubey and Stephen T. Cohen and Patricia A. Leeson of Dechert LLP on January 3, 2024 and Lauren Hamilton and Stephen T. Cohen and Patricia A. Leeson of Dechert LLP on January 10, 2024.

Acquired Funds (each, an “Acquired Fund”)	Acquiring Funds (each, an “Acquiring Fund”)
UBS Select Prime Series II Institutional Fund	UBS Select Prime Institutional Fund
UBS Select Prime Series II Preferred Fund	UBS Select Prime Preferred Fund

On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Information Statement/Prospectus and SAI, except as defined herein.

Comments provided on January 3, 2024

1.

Comment: With respect to the following question and answer under the “Questions and Answers Relating to the Reorganizations” section of the Information Statement/Prospectus: “Whom do I contact if I have questions or need additional information?”, please add hyperlinks to the documents incorporated by reference in the Information Statement/Prospectus.

Response:    The disclosure has been revised accordingly.

2.

Comment: Under the “Comparison of the Funds—Comparison of Fees and Expenses” section of the Information Statement/Prospectus, Footnote ** of the UBS Select Prime Series II Institutional Fund and UBS Select Prime Institutional Fund fee and expense table states: “‘Other expenses’ do not include miscellaneous expenses, such as trustee expenses, for which UBS AM reimburses the Fund. These other expenses are expected to be less than 0.01% of the average daily net assets of the Fund.” Please revise the fee and expense table for “Other expenses” to show total other expenses paid by the Fund and any reimbursement by UBS AM should be included in a separate line item after total annual operating expenses, with another separate line showing total annual fund operating expenses after reimbursement, if such reimbursement is permitted to be disclosed by Item 3 Instruction 3.(e) of Form N-1A. If such reimbursement is not permitted to be disclosed, please disclose elsewhere outside of the fee and expense table.

Response:    The Registrant notes that there is no separate fee waiver agreement pursuant to which UBS AM reimburses the Funds. Footnote ** is referring to the arrangement between the Funds and UBS AM under the Amended and Restated Administration Contract (the “Administration Contract”) with the Registrant pursuant to which UBS AM reduces the amount of the fees it is entitled to receive by the amount of the compensation to the independent trustees. In particular, Section 6(a) of the Administration Contract states:

UBS AM will bear all expenses incurred in the operation of each Fund to which this Contract is applicable, including the Fund’s allocable share of the expenses of the Trust, other than (i) the administration fee payable under this Contract, (ii) the fees payable pursuant to any Shareholder Service Plan adopted by the Trust with respect to a Fund or a class of shares of a Fund, (iii) fees and expenses of the Independent Trustees (defined in paragraph 10(a) below), including counsel fees of the Independent Trustees, and (iv) extraordinary expenses (such as costs of litigation to which the Trust or a Fund is a party and of indemnifying officers and Trustees of the Trust), which will be borne by the Trust or Fund, as applicable. (Emphasis added.)

Section 7(a) of the Administration Contract then states:

For the services provided and the expenses assumed pursuant to this Contract, with respect to each Fund, the Trust will pay to UBS AM a fee, computed daily and paid monthly, at an annual rate of 0.08% of such Fund’s average daily net assets less that Fund’s allocable share of the accrued fees and expenses of the Independent Trustees (including counsel fees of the Independent Trustees). (Emphasis added.)

The intent of these provisions is to provide for a “unitary fee” arrangement under which the Funds would not be subject to fees and expenses of the Independent Trustee and would only be subject to extraordinary expenses. At the time the Administration Contract was initially adopted in 2007, there were concerns that, if UBS AM were to directly bear the fees and expenses of the Independent Trustees, the Independent Trustees could be deemed to be “interested persons” of UBS AM.1 Therefore, the Administration Contract was drafted to reduce the amount that UBS AM was entitled under the Contract by the amount of those fees and disclose that arrangement to shareholders. Indeed, the information in Footnote ** has been in the Registrant’s registration statements since 2007 and this disclosure has been routinely reviewed by the SEC staff since that time.2 As a result, the Registrant believes that the existing disclosure in Footnote ** appropriately describes the terms of the Administration Contract and does not reflect a fee waiver agreement that should be included in separate line items to the fee and expense tables.

3.	Comment: Similar to Comment 2, please revise the fee and expense table of UBS Select Prime Series II Preferred Fund and UBS Select Prime Preferred Fund.

Response:    Please see the Registrant’s response to Comment 2.

4.

Comment: Under the “Comparison of the Funds—Comparison of the Fees and Expenses” section of the Information Statement/Prospectus, please delete Footnote 1 of the UBS Select Prime Series II Preferred Fund and UBS Select Prime Preferred Fund fee and expense table from the Acquiring Fund and pro forma columns given that the fee waiver does not extend for at least one year from the effective date of the Information Statement/Prospectus. Please also disclose any ability of UBS AM to recoup expenses and describe the terms of such recoupment.

[1]

We note that “unitary fee” arrangements have evolved since 2007, including in the exchange-traded fund space where independent trustees’ compensation is routinely covered by the adviser and those independent trustees are not deemed to be “interested persons.”

[2]	See Post-Effective Amendment No. 22 to the Registrant’s Registration Statement filed on August 28, 2007, available at https://www.sec.gov/Archives/edgar/data/1060517/000120928607000247/e59027.htm.

Response:    The Registrant confirms that the Acquiring Fund’s fee waiver agreement will be in effect for no less than one year from the effective date of the Information Statement/Prospectus. The term of the fee waiver agreement has been extended to August 31, 2025 and the Registrant has revised Footnote 1 to the fee and expense table to reflect that extension. Additionally, the Registrant respectfully submits that amounts waived and/or reimbursed pursuant to the fee waiver agreement are not subject to recoupment by UBS AM. Accordingly, no change is being made to incorporate the possible recoupment by UBS AM.

5.

Comment: Under the “Comparison of the Funds—Comparison of the Fees and Expenses” section of the Information Statement/Prospectus, please revise footnote 1 of the of UBS Select Prime Series II Preferred Fund and UBS Select Prime Preferred Fund fee and expense table to disclose that UBS AM’s ability to recoup from the Acquired Fund will expire at the closing of the Reorganization.

Response:    Please see the Registrant’s response to Comment 4.

6.

Comment: Under the “Comparison of the Funds—Comparison of Investment Advisors and Other Service Providers” section of the Information Statement/Prospectus, please disclose in the third paragraph any ability for UBS AM to recoup such waived expenses.

Response:    Please see the Registrant’s response to Comment 4.

7.

Comment: Under the “Comparison of the Funds—Comparison of Investment Advisors and Other Service Providers” section of the Information Statement/Prospectus, please add hyperlinks to the Acquiring Funds’ prospectus and SAI incorporated by reference in the fifth paragraph.

Response:    The disclosure has been revised accordingly.

8.	Comment: In Appendix B of the Information Statement/Prospectus, please consider deleting the following disclosure:

“or (6) prior to October 2, 2023, with respect to UBS Select Prime Institutional Fund and UBS Select Prime Series II Institutional Fund, if the board determines to impose a redemption gate in accordance with Rule 2a-7 (see “Information on liquidity fees and redemption gates (UBS Select Prime Institutional Fund and UBS Select Prime Series II Institutional Fund)” below).”

Response:    The disclosure has been revised accordingly.

9.

Comment: In Appendix B of the Information Statement/Prospectus, please consider updating the section “Information on liquidity fees and redemption gates (UBS Select Prime Institutional Fund and UBS Select Prime Series II Institutional Fund)” in light of amendments to Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:    The Registrant has revised the heading to remove the reference to redemption gates and respectfully submits that the existing disclosure in that section regarding liquidity fees conforms to the amendments to Rule 2a-7 under the 1940 Act.

10.

Comment: In Appendix B of the Information Statement/Prospectus, please consider deleting the last paragraph under the section “Information on liquidity fees and redemption gates (UBS Select Prime Institutional Fund and UBS Select Prime Series II Institutional Fund)”.

Response:    The disclosure has been revised accordingly.

Comments provided on January 10, 2024

Information Statement/Prospectus

11.	Comment: Please file a delaying amendment prior to the date of the Information Statement/Prospectus as it is ineligible to become effective pursuant to Rule 488 under the Securities Act of 1933.

Response:    The Registrant will file a delaying amendment.

12.	Comment: Pursuant to the FAST Act, please add hyperlinks to any documents incorporated by reference.

Response:    The Registrant confirms that it will hyperlink all documents incorporated by reference.

13.

Comment: With respect to the following question and answer under the “Questions and Answers Relating to the Reorganizations” section of the Information Statement/Prospectus: “What are the potential benefits from the Reorganizations?” and Federal Tax Consequences section, please add disclosure concerning the reasoning, quantity, costs and tax effects in dollars and per share amounts of the portfolio repositioning, whether the positioning was forced or planned, as of the most recent practicable date. Please also supplementally confirm whether the Policy Changes that took place in December 2023 resulted in any forced sales in anticipation of the Reorganizations.

Response:    The disclosure has been revised to note that there was no repositioning in connection with the Reorganizations. The Registrant supplementally confirms that the Policy Changes that took place in December 2023 did not result in any forced sales in anticipation of the Reorganizations.

14.

Comment: With respect to the following question and answer under the “Questions and Answers Relating to the Reorganizations” section of the Information Statement/Prospectus: “Who will bear the expenses of the Reorganizations and related costs?”, please clarify the allocation among the Acquired Funds of the direct costs estimated to be between $350,000 and $420,000. Please also ensure any costs that are excluded from such estimate are described in the Information Statement/Prospectus.

Response:    The disclosure has been revised to explain that the Acquired Funds will not bear the expenses of the Reorganizations due to the unitary fee arrangement in place with UBS AM. Please see the revised disclosure below:

The costs of the dissemination of information related to the Reorganizations, including any costs directly associated with preparing, filing, printing, and distributing to the shareholders of the Acquired Fund all materials relating to this Information Statement/Prospectus, as well as the conversion costs associated with the Reorganizations would initially be allocated to the Acquired Funds. However, the Acquired Funds will not bear any of the costs of the Reorganizations as such expenses will ultimately be borne by UBS AM given the unitary fee arrangement for each Acquired Fund and the contractual expense cap agreement for UBS Select Prime Series II Preferred Fund (as further extended and discussed below). These direct costs are estimated to be between $350,000 and $420,000.

15.

Comment: Under the “Comparison of the Funds—Comparison of the Fees and Expenses” section of the Information Statement/Prospectus, please confirm that the information provided represent current fees in accordance with Item 3 of Form N-14.

Response:    The Registrant so confirms.

16.

Comment: Under the “Comparison of the Funds—Comparison of Fees and Expenses” section of the Information Statement/Prospectus, Footnote ** of the fee and expense tables states: “‘Other expenses’ do not include miscellaneous expenses, such as trustee expenses, for which UBS AM reimburses the Fund. These other expenses are expected to be less than

0.01% of the average daily net assets of the Fund.” Please revise the fee and expense tables for “Other expenses” to include the miscellaneous expenses and a line item for the corresponding amounts that were reimbursed by UBS AM.

Response:    Please see the Registrant’s response to Comment 2 above.

17.

Comment: Under the “Comparison of the Funds—Comparison of the Fees and Expenses” section of the Information Statement/Prospectus, please revise the UBS Select Prime Series II Preferred Fund and UBS Select Prime Preferred Fund fee and expense and Example tables given that the fee waiver does not extend for at least one year from the effective date of the Information Statement/Prospectus.

Response:    Please see the Registrant’s response to Comment 4 above.

18.

Comment: Under the “Comparison of the Funds—Comparison of the Fees and Expenses” section of the Information Statement/Prospectus, please confirm whether UBS AM has the ability to recoup any waived fees. Please supplementally confirm, if one or more of the Acquired Funds have expenses subject to recapture, that the expenses subject to recapture will not be carried over post-Reorganizations.

Response:    Please see the Registrant’s response to Comment 4 above. The Registrant supplementally confirms that any previously waived fees or paid expenses subject to recapture will not be carried over post-Reorganizations.

19.

Comment: Under the “Information about the Reorganizations—Federal Income Tax Consequences” section of the Information Statement/Prospectus, please include the available capital loss carryforward amount for each Acquired Fund, if applicable, and discuss the ability to carry forward the losses indefinitely as of the most recent practicable date.

Response:    The disclosure has been revised accordingly.

20.	Comment: Under the “Capitalization” section of the Information Statement/Prospectus, please indicate that the Capitalization table is unaudited.

Response:    The disclosure has been revised accordingly.

21.

Comment: Under the “Capitalization” section of the Information Statement/Prospectus, please supplementally explain or revise as appropriate, and include a footnote to the table detailing such adjustment, why there are no share adjustments shown in the Capitalization table for UBS Select Prime Series II Institutional Fund and UBS Select Prime Institutional Fund given the NAV differences between the Funds.

Response:    The disclosure has been revised accordingly.

22.	Comment: Under the “Capitalization” section of the Information Statement/Prospectus, please revise or supplementally explain why Footnote * and Footnote ** are not duplicative.

Response:    The disclosure has been revised as follows:

*

Following the Reorganizations, the Acquiring Funds will be the accounting survivors. This reflects the cost of the Reorganizations that would initially be allocated to the Acquired Funds, subject to the existing unitary fee arrangement and applicable contractual expense cap agreement, (estimated to be between $350,000 and $420,000) and/or anticipated redemptions. However, the Acquired Funds will not bear any of the costs of the Reorganizations as such expenses will ultimately be borne by UBS AM given the unitary fee arrangement for each Acquired Fund and the contractual expense cap agreement for UBS Select Prime Series II Preferred Fund (as further extended). The interests of the Acquired Funds’ shareholders will not be diluted as a result of the Reorganizations because each Acquired Fund’s shareholders will receive shares of the corresponding Acquiring Fund with the same aggregate NAV as their Acquired Fund shares.

23.	Comment: Please update Appendix C—Financial Highlights of the Acquired Funds and the Acquiring Funds to reflect the most recent unaudited semi-annual period.

Response:    The disclosure has been revised accordingly.

Statement of Additional Information

24.	Comment: Please update the list of documents incorporated by reference to include the most recent semi-annual financial statements.

Response:    The disclosure has been revised accordingly.

25.	Comment: Please revise or supplementally explain why the auditor’s consent references a different post-effective amendment number than is incorporated by reference.

Response:    The auditor’s consent has been revised accordingly.

26.	Comment: Please revise paragraph two of the auditor’s consent to reference all areas the audit firm is referenced in the SAI.

Response:    The Registrant respectfully notes that the auditor has reviewed the SAI and confirms that all references to Ernst & Young LLP have been referenced in the second paragraph of the auditor’s consent, which includes references under the captions “Complete and partial portfolio holdings—arrangements to disclose to service providers and fiduciaries” and “Independent registered public accounting firm” in the SAI, dated August 28, 2023.

*        *         *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Secretary of UBS Series Funds

Stephen H. Bier – Dechert LLP